30 ROCKEFELLER PLAZA	AUSTIN
NEW YORK, NEW YORK	BEIJING
10112-4498	DALLAS
DUBAI
TEL +1 212.408.2500	HONG KONG
FAX +1 212.408.2501	HOUSTON
www.bakerbotts.com	LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

August 4, 2008
Via Federal Express and EDGAR
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel Assistant Director
Marc A. Leaf
TEL +1 212-408-2597
FAX +1 212-259-2597
marc.leaf@bakerbotts.com

Re:	Ascent Media Corporation
Registration Statement on Form 10 (File No. 000-53280)
Dear Mr. Spirgel:
          Ascent Media Corporation (“Ascent” or the “Company”) has electronically filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form 10, originally filed on June 13, 2008 and amended by Amendment No. 1 thereto filed on July 23, 2008 (“Amendment No. 1”). Courtesy copies of Amendment No. 2, marked to show changes, are being delivered to you along with this letter.
          Set forth below are responses to the comments contained in your letter to us, dated August 1, 2008 (the “Comment Letter”) regarding Amendment No. 1. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter. All section references refer to the corresponding sections of Amendment No. 2 unless otherwise noted. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2.
Material U.S. Federal Income Tax Consequences of the Spin-Off, page 18
1.	Comment: We note your response to comment 14 in our letter dated July 10, 2008. Since counsel is unable to provide a “will” opinion regarding the tax consequences of the spin-off, please further revise the risk factor on page nine to clearly state that counsel was unable to provide a “will” opinion and explain the cause of the uncertainty.

Response: We believe that the description of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP as a “should” opinion provides shareholders the appropriate level of disclosure as to the nature of the risk involved, which, while not immaterial, is not so substantial as to warrant a fuller discussion. The basis for such risk is grounded in the lack of any authority directly on point, and we have included a reference to this concern

August 4, 2008
in the risk factor “Factors Relating to the Spin-Off — The spin-off could result in significant tax liability” and in the tax disclosure under the heading “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off.”

2.	Comment: We note that the discussion in this section constitutes the opinion of counsel that you have already received. Therefore, please state that the tax opinion described herein “are based on,” rather than “will be based on” the assumptions and representations mentioned in the middle paragraph on page 19. Revise your disclosure elsewhere in the information statement, such as in the Question and Answer on page 3, to clarify that counsel has already provided an opinion and that an additional confirming opinion is a condition to the closing of the Discovery Transaction.

Response: We have revised the disclosure in response to the Staff’s comment.
Capitalization, page 23
3.	Comment: We note your response to comment 15 in our letter dated July 10, 2008. Tell us whether DHC expects that AMC will continue having taxable income in the near future and will be able to utilize the NOLs that will be spun off with it to offset such taxable income. Tell us how you will account for the spin-off of the NOLs (attributable to Ascent Sound) in your financial statements and how this transaction is reflected in the historical or as adjusted sections of the capitalization table.

Response: The Staff is advised that the businesses comprised by AMC have been generating taxable income since 2004, and we expect that AMC will continue having taxable income in the near future. We further expect that it will be able to utilize the NOLs that will be spun off with it to offset such taxable income. The Staff is further advised that all NOLs being spun off were generated by entities and businesses being spun off. No NOLs generated by Ascent Sound are being spun off, but will remain with DHC. (See our response to comment 8 below.) Accordingly, the AMC financial statements and capitalization table do not reflect any accounting for Ascent Sound NOLs.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
4.	Comment: We note your revised disclosure on page 39 regarding firm service commitments under long-term contracts and the approximately $137.7 million of revenue expected to be earned in 2008 from such Contracts. To the extent that this amount materially differs from amounts earned under similar contracts in previous years, please provide additional insight in your MD&A regarding how these known material commitments are likely to impact your results of operations in 2008.

Response: The Staff is advised that we expect that 2008 revenue from existing long-term contracts will not be significantly different than in amounts earned in previous years. To the extent AMC generates revenue from new long-term contract(s) the Company will discuss such

August 4, 2008
contracts and the related revenue in the quarter in which the contract(s) are signed. Accordingly, we do not believe additional disclosure in MD&A is necessary.
Description of Our Business, page 35
Ascent Media, page 35
5.	Comment: Refer to the statement that, “In conjunction with the internal restructuring to be undertaken in conjunction with the spin-off, Ascent Media will transfer Ascent Sound to DHC.” It is unclear to us how you can transfer Ascent Sound to DHC, which per your disclosure in the second paragraph of this page, holds 100% of Ascent Sound. Please advise or revise. Please also define “internal restructuring” of DHC as the term is used herein and elsewhere in the filing.

Response: We have revised the disclosure in response to the Staff’s comment.
Executive Compensation, page 47
Compensation Discussion and Analysis, page 47
Elements of Compensation, page 49
6.	Comment: We note the 2007 actual revenue, EBITDA, and free cash flow included in the table at the bottom of page 52. Since these numbers appear to differ from the reported performance of Ascent Media in the financial statements in your information statement, please clarify by footnote the derivation of these numbers. For example, the 2007 actual revenue shown here exceeds 2007 net revenue of Ascent Media Group. Also provide enough information so shareholders can determine the percentage of “hedge” discount.

Response: We have revised the disclosure in response to the Staff’s comment.
Potential Payments Upon Termination or Change-in-Control, page 57
7.	Comment: We note your revised disclosure on the bottom of page 59 and the top of page 60 regarding the number of vested PARS held by named executive officers at the end of 2007. Please disclose the number of unvested PARS that would have vested assuming a change of control as of December 31, 2007.

Response: We have added the disclosure in response to the Staff’s comment.
Unaudited Condensed Combined Financial Statements
(1) Basis of Presentation, page F-6
8.	Comment: We note your response to comment 39 in our letter dated July 10, 2008. Please revise your disclosure here, in the Selected Financial Data, and elsewhere in the

August 4, 2008
filing as appropriate to disclose your accounting treatment for the transfer of Ascent Sound’s deferred tax asset to you by DHC.

Response: The Staff is advised that DHC is not transferring Ascent Sound’s NOLs to the Company. The NOLs that will be spun off with the Company were generated by entities or businesses that are also being spun off. The NOLs that were generated by Ascent Sound will remain with DHC. Accordingly, we do not believe additional disclosure is necessary.
Combined Financial Statements
Revenue Recognition, page F-21
9.	Comment: Refer to your response to comment 42 in our letter dated July 10, 2008. It is unclear to us why you believe it is appropriate to use the percentage of completion method under SOP 81-1 to recognize revenue from system integration services. You state that “formal acceptance of the Company’s performance under the contract is received in the final stages of the contract when installation is complete and the equipment can be tested and commissioned.” You also state that “in the event of cancellation Ascent Media will be entitled to recover the costs of the services rendered, primarily consisting of labor, materials, equipment procurement costs and overhead allocation.” It appears to us that this provision allows you cost recovery in the event of cancellation but no profit recovery. Therefore, at a minimum, it would seem that recognition of profit should be deferred until customer acceptance, similar to that described in paragraph .25c. of SOP 81-1. Furthermore, it is unclear whether reasonably dependable estimates can be made which would require you to use the completed-contract method. Please provide us with a detailed analysis of paragraphs .25 — .29 of SOP 81-1 in your response letter.

Response: We note that under paragraph 23 of SOP 81-1, the percentage-of-completion method is preferable as an accounting policy in circumstances where (i) reasonably dependable estimates can be made, (ii) contracts include reasonably enforceable rights regarding goods and services to be provided and received, consideration to be exchanged and the terms of settlement, (iii) the buyer can be expected to satisfy his obligations and (iv) the contractor can be expected to perform his contractual obligation. As described below, we believe that we satisfy these criteria, and that any other accounting policy would be a misleading presentation to the results of operations of the systems integration business.
     The Company’s historical performance under many years of contracts of this nature, along with our history of not having customer disputes and receiving payment as determined in the contract, serve as proof of the Company’s and its customers’ commitment and execution under the contracts. Our systems integration customers are typically large commercial enterprises operating in the communications and media industry, so collection of payment is not a significant risk to our business. With regards

August 4, 2008
to providing reasonably dependable estimates in our contracts, along with the customer’s involvement in the process, we would like to expand on the contract process.
     We advise the Staff that while formal customer acceptance is received in the final stages of the contract when installation is complete and the equipment can be tested and commissioned, our contracts typically have a pre-determined scope of services. Agreement as to the scope of services is largely done in conjunction with the customer upfront and formalized further during the initial design phase so as to establish the project scope. During the design phase, final technical designs, engineering and equipment lists are reviewed with the customer and formal sign-off is received. This includes equipment technology and related equipment vendors and costs. Equipment costs typically range from 80-85% of the total project costs and are approved upfront. Delivery of equipment generally occurs during the life of the contract. We believe this process with customer involvement is akin to acceptance as the project would not proceed without determination of the project scope.
     The contract bidding process requires detailed estimates of equipment, equipment related costs, and labor required during the various stages of the project, from design and engineering to final installation. This robust and detailed bidding process helps provide a framework to manage costs and revenue and drive a budget during the contract execution phase. Further, because of the nature of our contracts and with approximately 85% of costs in any contract being pre-approved by the customer, the financial risk of making reasonable estimates and execution against the defined contract requirements is significantly reduced and is minimal. We also note that the typical length of these contracts is six to nine months. The short term nature of these contracts allows for easier estimation of costs.
     As the project progresses, we have a framework of project management and reviews supported by processes and procedures that help us update the operational and financial status of the contract and revise estimates as required. We note that typically these projects have relatively low profit margins (10% to 15%) which require us to be diligent in our estimation of cost.
     Costs incurred are tracked by project and are reviewed and reconciled by accounting and project managers on a timely basis. Since equipment is a significant portion of the entire cost, we focus on tracking equipment deliveries against pre-determined lists and time-tables (equipment is purchased only when ready for installation). Incurred labor and materials are reviewed, and project managers determine estimates to complete based on the estimated remaining effort.
     Formal project reviews with project managers, finance and operational management are typically performed on a monthly basis. Variances from prior estimates are understood and discussed, and overall project costs updated if required. In the case of complex projects, meetings may happen more frequently as required.

August 4, 2008
     These formalized review and communication processes assist in our ability to manage the contracts and the scope, to keep the client engaged in the progress and also to be able to estimate overall progress and thereby make timely estimates of revenue and costs.
     Through this process and our lengthy experience in the systems integration business, we have been successful in making estimates of revenue and costs. This is supported by the absence of significant contract losses historically.
     With regards to cancellation provisions which may be included in contracts, we note that contracts have rarely ever been cancelled, but if it should happen, we would recover costs incurred to date, plus a profit. The contract process includes itemizing a detail list of equipment to be supplied, and each piece of equipment is listed at a “price to sell”, which is the Company’s cost of purchasing the equipment, plus overhead and profit. If a contract should ever be cancelled, the Company knows exactly what pieces of equipment have been supplied to date, along with the labor hours incurred, and would recover the “price to sell” on equipment and work performed.
10.	Comment: We note your response to comment 45 in our letter dated July 10, 2008. Please clarify your disclosure to state, if true, that except for the two subject contracts, your other revenue contracts that consist of multiple elements are not material to the financial statements in the aggregate.

Response: We have revised the disclosure in response to the Staff’s comment.
(9) Income Taxes, page F-27
11.	Comment: Confirm in your response letter your inclusion or exclusion of deferred tax assets arising from Ascent Sound’s net operating losses in the accompanying financial statements.

Response: The Staff is advised that deferred tax assets arising from Ascent Sound’s net operating losses have been excluded from the Company’s financial statements. See our response to Comment 8 above.
* * *

August 4, 2008
          If you have any questions with respect to the foregoing responses to the Comment Letter or require further information, please contact the undersigned at (212) 408-2597 or Renee L. Wilm of this office at (212) 408-2503.

Very truly yours,
/s/ Marc A. Leaf
Marc A. Leaf

cc:	Securities and Exchange Commission
Kathryn Jacobson, Staff Accountant
Ivette Leon, Assistant Chief Accountant
John Harrington, Attorney-Advisor
Kathleen Krebs, Special Counsel

Ascent Media Corporation
William E. Niles
Sharon L. Meymarian

Discovery Holding Company
Charles Y. Tanabe

Baker Botts L.L.P.
Robert W. Murray, Jr.
Renee L. Wilm

Skadden, Arps, Slate, Meagher & Flom LLP
Matthew A. Rosen